EXHIBIT 5.1

[Letterhead of Rhoads & Sinon LLP]

January 20, 2006

(validity opinion)

Board of Directors

Orrstown Financial Services, Inc.

77 East King Street

Shippensburg, PA

Ladies and Gentlemen:

We have acted as counsel to Orrstown Financial Services, Inc., a Pennsylvania corporation (“Orrstown”), in connection with the Agreement and Plan of Reorganization dated as of November 21, 2005 (the “Reorganization Agreement”) between Orrstown and The First National Bank of Newport, a national banking association (“First National”), providing for the merger (the “Merger”) of First National with and into a wholly-owned bank subsidiary of Orrstown (the “Interim Bank”). At the effective time of the Merger, the outstanding shares of First National common stock, par value $1.00 per share (“First National Common Stock”), will be converted into the right of holders of First National Common Stock to receive, in exchange for each share of First National Common Stock, 1.75 shares of Orrstown common stock, no par value per share (“Orrstown Common Stock”), or approximately 700,000 shares (the “Shares”) of Orrstown Common Stock, in the aggregate, and $22.20 in cash, or approximately $8.88 million , in the aggregate, for all of the outstanding shares of First National Common Stock.

We are also acting as counsel to Orrstown in connection with the Registration Statement on Form S-4 (the “Registration Statement”) to be filed by Orrstown with the Securities and Exchange Commission for the purpose of registering under the Securities Act of 1933, as amended, the Shares into which outstanding shares of First National Common Stock will be converted upon effectiveness of the Merger. This opinion is being furnished for the purpose of being filed as an exhibit to the Registration Statement.

In connection with this opinion, we have examined, among other things:

(1)	an executed copy of the Reorganization Agreement;

(2)	a copy certified to our satisfaction of the Articles of Incorporation of Orrstown as in effect on the date hereof;

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January 20, 2006

(3)	copies certified to our satisfaction of resolutions adopted by the Board of Directors of Orrstown, including resolutions approving the Reorganization Agreement and the issuance of the Shares; and

(4)	such other documents, corporate proceedings and statutes as we considered necessary to enable us to furnish this opinion.

We have assumed for the purpose of this opinion that:

(1)	the Reorganization Agreement has been duly and validly authorized, executed and delivered by First National, and such authorization remains fully effective and has not been revised, superseded or rescinded as of the date of this opinion; and

(2)	the Merger will be consummated in accordance with the terms of the Reorganization Agreement.

We have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures, the legal capacity of natural persons, and the conformity to the originals of all documents submitted to us as copies. We have assumed that the certifications and representations dated earlier than the date hereof on which we have expressed reliance herein continue to remain accurate, insofar as material to our opinions, from such earlier date through the date hereof.

Based upon the foregoing, we are of the opinion that the Shares to be issued by Orrstown as described in the Registration Statement, when and to the extent issued in accordance with the Reorganization Agreement, will be validly issued, fully paid and nonassessable.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the caption “Legal Matters” in the Proxy Statement/Prospectus forming a part of the Registration Statement.

Very truly yours,

/s/ Rhoads & Sinon LLP